IDO Security Inc.
17 State Street
New York, New York, 10004

By EDGAR

Mr. Barry Spiegel
Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549

                                            January 14, 2011

Dear Mr. Spiegel

Re: IDO Security Inc.
Form 10-K for the Year Ended December 31, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2009For 10-Q for the Quarterly Period Ended September 30, 2009
File No.: 000-51170

IDO Security Inc. (the "Company") respectfully requests an extension of time until January 24, 2011 to respond to the comment letter from the Securities and Exchange Commission dated December 27, 2010.

The Company looks forward to working with the SEC to resolve all issues raised by its Comments.

Yours sincerely,

/s/ Michael Goldberg

Michael Goldberg
Acting Chief Executive Officer